DIRECTOR SHAREHOLDING

HOLDING OF NOVO NORDISK SHARES BY THE MEMBERS OF THE BOARD OF DIRECTORS, OF EXECUTIVE MANAGEMENT AND ALL INSIDERS AND CONNECTED PERSONS AS PER 11 NOVEMBER 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novo Nordisk is required on a quarterly basis after the closure of the trading window to publish holdings of Novo Nordisk shares as reported by insiders to Novo Nordisk.

Please find on the next pages the holding of the Novo Nordisk shares and Novo Nordisk share options as of the closure of the trading window as reported to Novo Nordisk.

THE SHARE PORTFOLIO

Please find below an individualised statement of the holding of Novo Nordisk B shares at the close of the latest trading window, as reported by insiders to Novo Nordisk.


                                    HOLDING OF SHARES          MOVEMENTS SINCE     PORTFOLIO AS PER
                                       26 AUGUST 2004           26 AUGUST 2004     11 NOVEMBER 2004
                                                                                 TOTAL SHAREHOLDING     MARKET VALUE OF TOTAL
                                                              BOUGHT       SOLD    NUMBER OF SHARES      SHAREHOLDING IN DKK

BOARD OF DIRECTORS:

Mads 0vlisen                                   17,330              0          0              17,330                5,242,325
Sten Scheibye                                     400              0          0                 400                  121,000
Kurt Briner                                     2,400              0          0               2,400                  726,000
Johnny Henriksen                                  300              0          0                 300                   90,750
Niels Jacobsen                                 11,000              0          0              11,000                3,327,500
Ulf J. Johansson                                    0              0          0                   0                        0
Anne Marie Kverneland                           1,600              0          0               1,600                  484.000
Kurt Anker Nielsen                             24,440          3.172          0              27.612                8,352,630
Stig Str0baek                                     400              0          0                 400                  121,000
J0rgen Wedel                                    5,555              0          0               5,555                1,680,388
BOARD OF DIRECTORS IN TOTAL:                   63,425          3.172          0              66.597               20,145,593

EXECUTIVE MANAGEMENT:

Lars Rebien S0rensen                            3,800              0          0               3,800                1,149,500
Jesper Brandgaard                               5,545              0          0               5,545                1,677,363
Lars Almblom J0rgensen                          8,690              0      4,000               4.690                1,418,725
Lise Kingo                                      1,555              0          0               1,555                  470,388
Kare Schultz                                    5,000              0          0               5,000                1,512,500
Mads Krogsgaard Thomsen                           100              0          0                 100                   30,250
EXECUTIVE MANAGEMENT IN TOTAL:                 24,690              0      4,000              20,690                6,258,726

ALL INSIDERS AND CONNECTED PERSONS                                                          635,440              192,220,600
IN TOTAL:


For background information and definitions, please see below.

THE SHARE OPTION PORTFOLIO - BOARD OF DIRECTORS


                  EXERCISE               OPTIONS         EXERCISED SINCE       OUTSTANDING      EXERCISE          MARKET
    GRANTED        PERIOD              OUTSTANDING       26 AUGUST 2004     11 NOVEMBER 2004     PRICE           VALUE OF
                                     26 AUGUST 2004                                                        OPTIONS (DKK MILLION)

      1999        2003-08                19,500                0                19,500            198                2
      2000        2004-07                95,920                0                95,920            198                11
      2000        2004-09                21,000                0                21,000            198                3

     TOTAL                              136,420                0                136,420                              16




For background information and definitions, please see below.

THE SHARE OPTION PORTFOLIO - EXECUTIVE MANAGEMENT

                  EXERCISE               OPTIONS         EXERCISED SINCE       OUTSTANDING      EXERCISE          MARKET
    GRANTED        PERIOD              OUTSTANDING       26 AUGUST 2004     11 NOVEMBER 2004     PRICE           VALUE OF
                                     26 AUGUST 2004                                                         OPTIONS (DKK MILLION)
      1998        2001-06                10,500                0                10,500            190                1
      1998        2002-07                17,000                0                17,000            125                3
      1999        2003-08                37,500                0                37,500            198                5
      2000        2004-07                200,140               0                200,140           198                24
      2000        2004-09                35,000                0                35,000            198                5
      2001        2005-10                47,500                0                47,500            332                3
      2003        2007-12                70,000                0                70,000            195                9

     TOTAL                               417,640               0                417,640                             50


For background information and definitions, please see below.

BACKGROUND INFORMATION AND DEFINITIONS RE HOLDING OF SHARES:

WHAT IS THE TRADING WINDOW?
Novo Nordisk's internal rules on trading in Novo Nordisk securities permit trading in such securities by insiders and connected persons in the 15-calendar-day period following each quarterly announcement.

WHO ARE ALL INSIDERS AND CONNECTED PERSONS?
Insiders at Novo Nordisk are defined as members of the Board of Directors, members of Executive Management, senior vice presidents and all employees reporting directly to them, all employees in Corporate Legal, Corporate Finance, Investor Relations and Corporate Communications, elected auditors and their deputies as well as certain other employees who by the general counsel have been categorised as insiders. Further, insiders include the following from Novo Nordisk's parent organisation, Novo A/S, and the Novo Nordisk Foundation: members of the Board of Directors, members of Management and other employees who have access to inside information re Novo Nordisk, as well as elected auditors. The insider register at Novo Nordisk comprises a total of approximately 500 people including directors, executives and employees.

This group's reported trading in the Novo Nordisk share also includes trading undertaken by insiders' spouses/cohabitants or children under the age of 18 as well as any company, foundation and/or other businesses controlled by the insider, his/her spouse/cohabitant and/or children under the age of 18 (connected persons). This brings the group to a total of approximately 1,500-2,000 members.

WHAT ARE ID CODE AND SHARES?
The ID code DK001028081 is the code (ISIN) of the Novo Nordisk share on the Copenhagen Stock Exchange. Shares include shares listed on the Copenhagen Stock Exchange and London Stock Exchange as well as ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees.

WHAT ARE MOVEMENTS?
Movements comprise shares purchased or otherwise acquired and shares sold or otherwise disposed of. Movements further comprise shareholdings of members of the Board of Directors and/or members of Executive Management taking office during the period under review.


WHAT IS MARKET VALUE OF THE TOTAL SHAREHOLDING?
The market value is the total shareholding of the members of the Board of Directors, of the members of Executive Management and of the insiders and connected persons as a group, respectively, multiplied by the closing share price on the Copenhagen Stock Exchange on 10 November 2004 of DKK 302,50.

BACKGROUND INFORMATION AND DEFINITIONS RE HOLDING OF OPTIONS:
As far as options granted in 2000 are concerned, please note that the options granted with an exercise period of 2004-07 relates to the combined 'share investment scheme' and 'option grant scheme' launched in connection with the demerger of Novozymes.

The options held by members of the Board of Directors were granted to Mads 0vlisen and Kurt Anker Nielsen at the time before November 2000 when they were members of Executive Management.

WHAT IS MARKET VALUE OF OPTIONS?
The calculation of market values of the options is based on the Black-Scholes option-pricing model. The closing price on the Copenhagen Stock Exchange on 10 November 2004 of DKK 302.50 is used.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 20,000 full-time employees in 69 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:

Media:                   Investors:
Mike Rulis               Outside North America:

Tel (direct):            Mogens Thorsager Jensen

(+45) 4442 3573          Tel (direct):
                         (+45) 4442 7945

                         Palle Holm Olesen

                         Tel (direct):

                         (+45) 4442 6175

                         In North America:

                         Christian Kanstrup
                         Tel (direct):
                         (+1) 609 919 7937


Stock Exchange Announcement No 67 / 2004